Mary J. Mullany Tel: 215.864.8631 Fax: 215.864.8999 mullany@ballardspahr.com

April 23, 2015

By Electronic Filing

United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549
Attn:  John Reynolds, Assistant Director

Re:	OpGen, Inc.
Registration Statement on Form S-1
File No. 333-202478

Ladies and Gentlemen:

We are providing this supplemental letter on behalf of OpGen, Inc. (the “Company”) to confirm my conversation with the Staff regarding the potential risk that patient refusals to provide informed consent or other consent to testing using the Company’s products could have a material adverse financial impact on the Company’s commercialization plans with respect to the Company’s Acuitas™ MDRO test products.

As we discussed, the Company’s products, including its MDRO Acuitas Gene Test and Acuitas CR Elite Test, are performed in the Company’s CLIA laboratory based on patient samples obtained using standard, relatively non-invasive, sample specimen collection devices.  The Company’s Acuitas MDRO test products can be used by an acute care hospital, long-term acute care hospital or long-term facility for diagnosis of the presence of the genes for identified multi-drug resistant organisms (“MDROs”), and for organism identification, as well as being used, as part of a formal surveillance program, to test for the presence of the MDRO genes in patients who are colonized with the organism but not exhibiting active infections.  It is this surveillance program aspect of the Company’s products that the Company believes provides particular value to a healthcare facility’s infection control program by identifying those patients at risk for the development of an active infection or for introducing the MDRO within the facility.

The Company is initially marketing its Acuitas MDRO test products to facilities through its Partner-Pilot-Program to demonstrate to healthcare facilities the benefits of adopting the Company’s surveillance program.  Because such programs are pilot programs such programs need approval from a facility’s Institutional Review Board (“IRB”) and patient consent is therefore required for each test.  Employees of the Company have informed me that in that setting, 80 to 90% of the patients approached to participate in the pilot consented to participation.  Following adoption of the

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surveillance program, however, patient consent would no longer be required, rather the testing would be adopted as part of the admission program for designated “at-risk” patients and ordered by physicians.  As we discussed, when a diagnostic or surveillance test becomes part of a facility’s standard protocol, it is not the type of specimen collection that generally requires patient consent.  Although it is possible that a patient might express a desire not to have one type of test or procedure performed, the Company believes such refusals will be rare, and will be handled on a case-by-case basis.  Patients may refuse certain tests or treatment in the acute care setting for a variety of personal reasons, but the Company does not anticipate, based on its experience, that such refusals will have a significant impact on adoption of the Company’s surveillance program or on a facility’s continued use of the Company’s surveillance program once adopted.

A parallel type of surveillance program that is currently in place in many health care institutions is surveillance for Methicillin-resistant Staphylococcus aureus, commonly referred to as MRSA.  MRSA is an antibiotic-resistant organism that is widely present in our communities and can cause active infections that spread through settings such as healthcare facilities, day care centers, dialysis centers, fitness centers, locker rooms and other places where crowded conditions, or frequent human contact occurs.  MRSA outbreaks in a health care facility can require the facility to shut down all or a portion of the facility for sterilization.  MRSA screening, done through the use of nasal swabs, is presently conducted in a large number (more than a majority) of hospital and other healthcare settings and in some of the non-healthcare settings described above.  The Company believes there is sufficient support that MRSA screening has become commonly accepted, and that the Company can use MRSA screening benefits as an analogy in marketing its Acuitas MRO test products to healthcare facilities and their personnel.

I am available to provide additional information as needed.

Very truly yours,

Mary J. Mullany

MJM/seh

cc:	Evan Jones
Hillary Daniels
James Lopez
Timothy C. Dec